Shareholder Meeting Results (Unaudited)
iSHARES®, INC.

Two separate special meetings of shareholders of iShares, Inc. were held on November 4, 2009. The shareholder meetings for all the Funds except for the iShares MSCI Australia, iShares MSCI Japan Small Cap and iShares MSCI Thailand Investable Market Index Funds, were adjourned until November 19, 2009.  The shareholder meetings for the iShares MSCI Pacific ex-Japan and iShares MSCI South Korea Index Funds were further adjourned until November 30, 2009, at which time the shareholders approved the new advisory agreement. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposals 1 and 2.

Proposal 1
To approve a new investment advisory agreement between the Company and Barclays Global Fund Advisors (“BGFA”), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares MSCI Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Australia	32,767,194	750,970	1,433,200	4,493,342
Hong Kong	64,067,601	747,119	613,136	3,937,283
Japan Small Cap	399,953	34,462	1,138	-
Malaysia	22,880,513	488,528	1,012,641	2,355,775
Pacific ex-Japan	42,898,251	632,446	456,308	2,735,283
Singapore	59,522,740	2,602,832	1,257,920	5,408,148
South Korea	27,678,404	402,147	360,225	1,462,810
Taiwan	132,831,296	639,322	811,459	5,770,002
Thailand Investable Market	1,342,645	13,321	13,384	-

Proposal 2
To approve a change in the classification of certain Funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

iShares MSCI Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Australia	30,808,518	1,833,250	2,309,596	4,493,342
Hong Kong	61,212,227	2,117,753	2,097,876	3,937,283
Malaysia	22,476,761	803,733	1,101,188	2,355,775
Pacific ex-Japan	39,117,399	4,271,572	598,034	2,735,283
Singapore	56,913,788	3,748,662	2,721,042	5,408,148
South Korea	27,102,604	704,061	634,112	1,462,810
Taiwan	126,783,493	6,060,007	1,438,577	5,770,002

Second Meeting

This proposal was approved by the shareholders of the Company on November 4, 2009.  All nominees who previously served as Directors of the Company were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Director to the Company and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Directors of the Company.

Independent Director	Votes For	Votes Withheld
George G.C. Parker	1,597,646,058	46,083,560
J. Darrell Duffie	1,517,311,684	126,417,934
Cecilia H. Herbert	1,599,757,544	43,972,074
Charles A. Hurty	1,599,463,459	44,266,159
John E. Kerrigan	1,599,938,757	43,790,861
John E. Martinez	1,599,890,206	43,839,412
Robert H. Silver	1,601,631,280	42,098,338

Interested Director	Votes For	Votes Withheld
Robert S. Kapito	1,600,119,598	43,610,020
Lee T. Kranefuss	1,117,041,744	526,687,874

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Company-wide proposal and voting results.